United States securities and exchange commission logo





                            September 11, 2023

       Kanat Mynzhanov
       Chief Executive Officer
       Oxus Acquisition Corp.
       300/26 Dostyk Avenue
       Almaty, Kazakhstan 050020

                                                        Re: Oxus Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 14,
2023
                                                            File No. 333-273967

       Dear Kanat Mynzhanov:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 14, 2023

       General

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
   2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
 Kanat Mynzhanov
FirstName LastNameKanat   Mynzhanov
Oxus Acquisition Corp.
Comapany 11,
September NameOxus
              2023 Acquisition Corp.
September
Page 2    11, 2023 Page 2
FirstName LastName
3. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
4. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
5.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
6. We note that the SPAC IPO underwriters performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriters that are contingent on completion of the business combination.
7. Please disclose if you have arrangements to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.
8. Please tell us, with a view to disclosure, whether you have received notice from the
         underwriters or any other firm engaged in connection with the SPAC   s
initial public
         offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the
SPAC   s initial
         public offering.
9. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
         Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May
         2022.
 Kanat Mynzhanov
FirstName LastNameKanat   Mynzhanov
Oxus Acquisition Corp.
Comapany 11,
September NameOxus
              2023 Acquisition Corp.
September
Page 3    11, 2023 Page 3
FirstName LastName
10. We note that the majority of your directors and officers are non-residents of the
         United States, and all or a substantial portion of the assets of such persons are located outside the United States. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related
         to civil liabilities due to your officers and directors being located in Oakville, Ontario, or other locations. Please identify each officer and/or director located in Oakville, Ontario, or other locations and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
11. We note your disclosure that on October 21, 2022 and November 14, 2022, Borealis and the sponsor entered into note purchase agreements. Please revise the related person transaction section to include these agreements.
12. We note your disclosure that the combined company by-laws will contain an exclusive forum provision. Please revise to include the risks associated with the provision.
         Disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         If this provision does not apply to actions arising under the Securities Act or Exchange
         Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
13. Ww note that you are registering the shares of common stock underlying the New Investor
         Convertible Notes. Please provide your analysis as to why registering the primary issuance of these shares is appropriate.
Questions and Answers About the Business Combination
May Oxus, the Sponsor or Oxus' directors, officers or advisors..., page xvii

14.      We note the disclosure on page xvii that the SPAC sponsor/affiliate
may    purchase
         SPAC securities through privately negotiated transactions and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
Summary of the Proxy Statement/ Prospectus
Risk Factors, page 13

15. We note your summary of the risk factors here. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering
 Kanat Mynzhanov
Oxus Acquisition Corp.
September  11, 2023
FirstName LastNameKanat       Mynzhanov
Page 4
Comapany NameOxus Acquisition Corp.
       speculative
September  11, 2023orPage
                      risky.4 See Item 105(b) of Regulation S-K.
FirstName LastName
 Kanat Mynzhanov
FirstName LastNameKanat   Mynzhanov
Oxus Acquisition Corp.
Comapany 11,
September NameOxus
              2023 Acquisition Corp.
September
Page 5    11, 2023 Page 5
FirstName LastName
Other Non-GAAP Measures, page 20

16. We note your presentation of gross revenue throughout your filing which is not a measure under GAAP. Please remove as this presentation appears to represent a tailored recognition and measurement method. Refer to Question100.04 of the Non-GAAP
         Financial Measures Compliance and Disclosure Interpretations.
17. We note your non-GAAP measure of Adj. EBITDA (non-GAAP basis) which includes reconciling items that appear to be normal, recurring cash operating expenses necessary to operate your business. Please remove these items throughout your filing or tell us how each reconciling item complies with Question 100.01 of Non-GAAP Financial Measures
         Compliance & Disclosure Interpretations.
Risks Related to Borealis' Business
Borealis has a limited operating history which makes it difficult..., page 28

18. We note your risk factor indicating that inflation could affect certain pricing, product, or marketing decisions. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Borealis runs the risk of crop failures largely dependent..., page 30

19. We note your risk factor that your supply chain may be impacted by COVID-19 or the outbreak of hostilities or war. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Borealis' dependence on suppliers may materially adversely affect..., page 32

20. We note that you rely on Puris Food for the pea protein used for your ramen products.
         Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
Manufacturing and production forecasts are based on multiple assumptions..., page 32

21. We note you derived 72% of your revenue from two customers. To the extent you are substantially dependent on contracts with these customers, please describe the material terms of such contracts and file the contracts as exhibits to your registration statement.
         Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on such contracts, please provide us with an analysis to explain your basis.
 Kanat Mynzhanov
FirstName LastNameKanat   Mynzhanov
Oxus Acquisition Corp.
Comapany 11,
September NameOxus
              2023 Acquisition Corp.
September
Page 6    11, 2023 Page 6
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 63

22. We note that your unaudited pro forma condensed combined financial statements are provided to aid in the analysis of the financial aspects of the business combination and adjustments for the material event. Please note that your unaudited financial information should be prepared with all adjustments in accordance with Article 11 of Regulation S-X.
         Please revise your unaudited Pro Forma Financial information in accordance with Article
         11 of Regulation S-X. Revise your disclosure that your pro forma information is complying with Article 11 of Regulation S-X, if true.
23. Based on the table on page 64, the Oxus Public Shareholders will have 8.7% of the new
         company   s stock, assuming no redemption. On the cover page of this registration
         statement, you disclosed that the Oxus Public Shareholders will have 9.4%. Please revise to reconcile the difference. This comment applies to all your disclosures related to the ownership before and after the proposed business combination.
24. We note that you present the pro forma information assuming no redemptions and contractual maximum redemption. Please revise your pro forma information and similar disclosures throughout your filing to also include maximum redemption scenarios and consider renaming the contractual maximum redemption to maximum redemptions allowed to close scenario or something similar. Lastly, revise your disclosures throughout to clearly define and separately discuss the maximum redemptions scenario and the allowed to close redemptions scenario.
The Business Combination
Transaction Timeline, page 81

25. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, and the minimum cash amount. In your revised
         disclosure, please explain the reasons for the terms, each party   s
position on the issues,
         and how you reached agreement on the final terms.
26. We note your disclosure that form August 30, 2022 to October 24, 2022, there were numerous back-and-forth discussions regarding the valuation. Please elaborate on the negotiation of the valuation.
Interests of Oxus' Directors and Officers in the Business Combination, page 96

27.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
 Kanat Mynzhanov
FirstName LastNameKanat   Mynzhanov
Oxus Acquisition Corp.
Comapany 11,
September NameOxus
              2023 Acquisition Corp.
September
Page 7    11, 2023 Page 7
FirstName LastName
28.      We note your disclosure regarding the interests of Oxus    directors
and officers in the
         business combination. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.
29. We note your disclosure of the beneficial ownership of the sponsor and certain directors based on recent trading prices. Disclose the approximate dollar value of the interest held by the sponsor based on the transaction value and recent trading prices as compared to the price paid.
Financial Projections for Borealis, page 100

30. We note the financial projections for 2023 and 2024. Please disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable.
Information About Borealis
Overview, page 167

31. We note your disclosure that the global ramen market was estimated at $54.6 billion in
         2022. Please disclose the basis for this statement.
Growth Strategy, page 171

32. We note you plan to further expand to Europe in the third quarter of 2023. In your next amendment, please update the status of your expansion efforts. Supply Chain
Sourcing and Suppliers, page 173

33. We note your disclosure that as of March 31, 2023, Borealis believes it has an adequate supply for at least 12 weeks. Please update this disclosure in your next amendment.
Financial Statements, page F-1

34. Please update the financial statements of Borealis Foods Inc. and Oxus Acquisition Corp in accordance with Rule 8-08 of Regulation S-X.
 Kanat Mynzhanov
FirstName LastNameKanat   Mynzhanov
Oxus Acquisition Corp.
Comapany 11,
September NameOxus
              2023 Acquisition Corp.
September
Page 8    11, 2023 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Andi Carpenter at (202) 551-3645 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Yuta N. Delarck